15048745

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
MAR 02 2015

SEC FILE NUMBER
~~8-66136~~ 8-65441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auriga USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 9th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Motch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public

RICHARD W CHUN
Notary Public, State of New York
No 02CH6116187
Qualified in Nassau County
Commission Expires September 20, 2016

AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2014

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Auriga USA, LLC:

We have audited the accompanying statement of financial condition of Auriga USA, LLC as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Auriga USA, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

(1) Organization

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services, LLC, (the "Parent"), a New York limited liability company ("LLC").

In February 2010, Auriga Securities SV S.A. ("Auriga SV") as the parent company at the time, entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), with Xzerta Holdings, LLC to facilitate the combination of the operations of Xzerta, LLC and the Company. Pursuant to the Agreements, Auriga SV, as sole member, contributed all outstanding LLC interest in the Company to the Parent. The transaction resulted in the Parent becoming the sole member of the Company. In March 2012, Auriga SV changed its name to Auriga Global Investors SV S.A. ("AGI").

The Company provides trading and brokerage services for fixed income securities and proprietary trading in fixed income securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing the financial statement in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at major financial institutions.

As of December 31, 2014, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2014. As of December 31, 2014, the Company had a balance in its account at First Republic Bank of $1,512,981.

(c) Securities Transactions

The Company executes trades as agent or riskless principal as well as from fixed income proprietary trading activities. These activities are recorded on a trade date basis.

The Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis. For more information on fair value, see Note 3 – Fair Value Measurements.

(d) Securities Sold Under an Agreement to Repurchase

The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") in order to finance the Company's trading inventory. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded on a settlement basis. Interest on the repurchase agreement is accrued and included in the statement of financial condition in due to affiliates.

(e) Derivatives Contracts, at Fair Value

The Company's derivative financial instruments consist of forward "to be announced" ("TBA") contracts pertaining to undefined mortgage backed securities. The TBA transaction gives the Company rights to purchase or the obligation to deliver the securities in the future. The Company carries the contracts at fair value on the statement of financial condition.

(f) Fixed Assets

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight-line method over the economic life of the improvement or the term of the lease, whichever is shorter.

(g) Income Taxes

The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is owned by a multi-member LLC where income earned is passed through to the underlying members and therefore is taxed like a partnership.

The Company is a single member limited liability company, which is taxed as a partnership. Accordingly, the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2014, the Company had a UBT net loss carryover of approximately $205,000. The net loss carryover is the primary driver of a net deferred tax asset of approximately $8,182. At the present time, the Company believes it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has provided a valuation allowance on the deferred tax asset, so that no net deferred tax asset is reflected in the statement of financial condition. The UBT net loss carryover will expire in the year 2035.

In the state of California, the Company is required to file separately and does not allow for loss carryover. The Company pays a withholding tax and LLC tax based on revenue generated by offices in the state of California.

(3) Fair Value Measurements

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

(a) Securities Owned, at Fair Value

The Company's securities portfolio is comprised of U.S. government agency and non-agency residential mortgage-backed securities. At December 31, 2014, the Company held $6,055,438 of securities reported at fair value. The securities are valued using a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities as well as the Company's own assumptions of market conditions, underlying collateral and how market participants will price similar assets.

(b) Derivative Contracts, At Fair Value

The Company's derivative financial instruments consist of forward "To-Be-Announced" ("TBA") contracts. The contracts are entered in to as an economic hedge against the fair value of its U.S. government agency related securities positions. TBA forward contracts sold are recognized in the liability section of the statement of financial condition at fair value. At December 31, 2014, the

Company held TBA securities at a market value of $2,813 recorded in derivatives contracts, at fair value with a notional amount of $1,000,000.

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total at fair value
December 31, 2014				
Assets				
Securities owned, at fair value				
Residential mortgage-backed securities (RMBS)	$ —	5,010,730	—	5,010,730
U.S. government agency	1,044,708	—	—	1,044,708
Total assets at fair value	$ 1,044,708	5,010,730	—	6,055,438
Liabilities				
Derivative contracts, at fair value:				
TBA securities	—	2,813	—	2,813
Total liabilities at fair value	$ —	2,813	—	2,813

(c) *Transfers between Level 1 and Level 2*

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2014.

(d) Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table provides the carrying value and the fair value of financial instruments which are not carried at fair value in the statement of financial condition:

	Carrying Value	Level 1	Level 2	Level 3	Total fair value
December 31, 2014					
Financial Assets					
Cash and cash equivalents	$ 1,517,764	1,517,764	—	—	1,517,764
Receivable from broker	1,197,009	—	1,197,009	—	1,197,009
Due from affiliates	339,294	—	339,294	—	339,294
Total assets	$ 3,054,067	1,517,764	1,536,303	—	3,054,067
Financial Liabilities					
Securities sold under an agreement to repurchase	$ 1,577,055	—	1,577,055	—	1,577,055
Due to affiliates	1,368,983	—	1,368,983	—	1,368,983
Compensation payable	538,392	—	538,392	—	538,392
Total liabilities	$ 3,484,430	—	3,484,430	—	3,484,430

(4) Securities Sold Under an Agreement to Repurchase

Securities sold under an agreement to repurchase, which are classified as secured borrowings, are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying security. The securities sold under an agreement to repurchase are collateralized by government agency and mortgage-backed securities held by the Company.

The Company entered into a master repurchase agreement with Auriga Global Investors SA, SV ("AGI"), an affiliated company in February 2013. The repurchase agreement allows for maximum of $10,000,000 of securities sold that must be repurchased within 180 days at a rate of 7% per annum. The maximum can be increased with written notice 30 days prior to the date on which the line would increase.

(5) Offsetting of Financial Liabilities

The following table presents financial instruments that are subject to an enforceable netting agreement or offset by collateral arrangements. There were no financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Financial Liabilities

	December 31, 2014				
	Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Collateral received or pledged (including cash)	Net amount
Derivative contracts subject to netting arrangements:					
TBA securities	$ 1,067,500	(1,064,687)	2,813	—	2,813
Securities sold under an agreement to repurchase	1,577,055	—	1,577,055	(1,577,055)	—
	$ 2,644,555	(1,064,687)	1,579,868	(1,577,055)	2,813

(6) Collateral Arrangements

Under the Company's collateralized financing arrangements, the Company provides collateral. At December 31, 2014, the fair value of securities pledged as collateral related to securities sold under an agreement to repurchase was $1,577,055.

(7) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2014, the Company had net capital of $4,182,021, which was $3,931,366 in excess of its required minimum net capital of $250,655. The Company's ratio of aggregate indebtedness to net capital was 0.9 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAB assets") for trading, deposits, errors, accommodations and sundry expense purposes. The Company regularly trades for its own account. PAB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAB assets similar to the customer computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(8) Fixed Assets

Fixed assets consist of the following as of December 31, 2014:

		Cost	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$	185,824	(185,824)	—
Leasehold improvements		182,789	(182,789)	—
Furniture and equipment		134,809	(133,848)	961
	$	503,422	(502,461)	961

(9) Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2014:

		Auriga Global Investors SV S.A.	Xzerta Energy Group, LLC	Auriga Trading, LLC	Auriga Services LLC	Other Affiliates	Total
Assets							
Due from affiliates	$	313,859	1,687	10,972	—	12,776	339,294
Total	$	313,859	1,687	10,972	—	12,776	339,294
Liabilities							
Due to affiliates	$	1,020,937	—	—	340,546	7,500	1,368,983
Total	$	1,020,937	—	—	340,546	7,500	1,368,983

(a) Transactions with the Parent (Auriga Services, LLC)

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company. The Company had $340,546 remaining due to the Parent at December 31, 2014. The Company, over the course of the year made distributions to its Parent totaling $2,115,000.

(b) ***Transactions with Auriga Global Investors SV S.A.***

The Company entered into a master repurchase agreement with AGI in February 2013, see Note 4 – Securities Sold Under an Agreement to Repurchase.

At December 31, 2014, the Company had $1,577,055 outstanding as an obligation to repurchase. During the year, the Company had an average balance of $3,809,587 with a maximum month end balance of $6,707,605. Additionally, the Company is due principal and interest payments from securities of $313,859 that were received by AGI while the securities were held as part of the repurchase agreement.

(c) ***Transactions with Xzerta Energy Group, LLC***

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Xzerta Energy Group, LLC, an affiliate during the course of the year. The Company had a balance of $1,687 due at December 31, 2014.

(d) ***Transactions with Auriga Trading, LLC***

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Trading LLC, an affiliate during the course of the year. At December 31, 2014, the Company is owed $10,972 from Auriga Trading, LLC for expenses incurred during the year.

(e) ***Transactions with Other Affiliates***

The Company from time to time will incur expenses for support services, including but not limited to, registration fees, legal and general office support provided to various other affiliated companies during the course of the year. At December 31, 2014, a balance of $12,776 balance was due to the Company.

(10) Transactions with Clearing Broker

The Company trades and clears all of its trades through its clearing broker. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

(11) Concentration Risk

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

Additionally, the Company, during normal trading activity, may hold securities of a single class or series of an issuer in its accounts that exceed 10% of its tentative net capital creating an undue concentration. As of

December 31, 2014, the Company's securities portfolio was comprised of long securities positions. Two non-agency and one agency residential mortgage securities representing 59% of total assets were held long at December 31, 2014. Undue concentration deductions have been made on the securities in the Company's net capital calculations in accordance with the SEC's net capital requirements at December 31, 2014.

(12) Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business.

In May 2013, a legal action was taken against the Company by Tradingscreen Inc. for alleged breach of contract and seeking damages of $67,500 for alleged services provided without payment. The Company filed a motion to compel arbitration as provided by the contract and it was agreed upon by Tradingscreeen Inc. in September 2013. No further action has been taken by Tradingscreen Inc. to commence arbitration. The Company deems the litigation reasonably possible and will continue to defend itself against the claims in arbitration. No liability exists as of December 31, 2014 on the claim.

In September 2014, a former employee filed a claim with the Labor Commissioner of the State of California alleging that the Company had failed to pay commissions, vacation wages, waiting time penalties and attorney fees totaling in excess of $42,000. At December 31, 2014, the Company had accrued $23,010 as a contingency.

The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, management does not expect the ultimate costs to resolve these matters will have a material effect on its financial condition.

(13) Employee benefits Plans

In December 2012, the Parent created the Auriga Services LLC 401(k) Profit Sharing Trust (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan's year end is December 31st and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. Additionally, the Parent may be required to make a Qualified Non-Elective Contribution ("QNEC") to certain non-highly compensated employees within the plan.

As of the year ending December 31, 2014, the Company had an accrued expense of $11,000 related to the Plan as part of the expense sharing agreement.

(14) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the date of the statement of financial condition through February 27, 2015, the date the Company's statement of financial condition are available to be issued.

On January 8, 2015, the Company entered into a master repurchase agreement with KGS-Alpha Capital Markets L.P. As of the date of the report the line has not been utilized.

In February 2015, the Company reached a settlement with a former employee that had brought a labor claim to the Labor Commission in the State of California. The Company paid $21,375 to settle the action brought by the former employee. The Labor Commission was notified that the case was settled and on February 12, 2015 the Company received a letter from the Commission that the case was withdrawn and the matter would be closed.

AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2014

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Auriga USA, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Auriga USA, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Auriga USA, LLC
546 Fifth Ave, New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Arthur Motch (646) 998-6454

2. A. General Assessment (item 2e from page 2) $ 23,471

B. Less payment made with SIPC-6 filed (exclude interest) (13,464

Date Paid

C. Less prior overpayment applied (0

D. Assessment balance due or (overpayment) 10,007

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,007

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,007

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Auriga USA, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 15.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/14 and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$14,722,820
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116,754
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,676,154
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $541,469	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	541,469
Total deductions	5,334,377
2d. SIPC Net Operating Revenues	$9,388,443
2e. General Assessment @ .0025	$23,471

(to page 1, line 2.A.)